HOLODIA
FITNESS.REINVENTED

Hey <<First Name>>,

Only 24h are left for you to invest in the Friends & Family phase, before the public launch.

When the investment campaign goes public, anyone on WeFunder will be able to invest. The investment conditions will change, but they will still give a substantial value.

If you want to learn more about why you should invest, head to our pitch page.


HOLODIA'S
HOLOFIT VR FITNESS
Turns a Workout into a Vacation
-Club Solutions Magazine
Featured In
Forbes | MEN'S JOURNAL | The Guardian | VR FITNESS INSIDER | RollingStone
The Washington Post | THE WALL STREET JOURNAL

How to invest?

If investing from the US, simply head to our pitch page and follow the steps.

If you're investing from outside the US, read this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

Finally, we have received many questions about the WeFunder investor process, so we have prepared a Quick Investor Guide. Download it today and read up.

Of course, if any additional questions arise, feel free to email me.

Best,
Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.